VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

December 19, 2023

Re:	SciMar Ltd.
Offering Statement on Form 1-A, as amended
File No. 024-12208

To Whom It May Concern:

On behalf of SciMar Ltd. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 p.m., Eastern Time, on Thursday, December 21, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Red Rock Securities Law